MORGAN LEWIS
                                                               COUNSELORS AT LAW


DAVID FREESE
215.963.5862
dfreese@morganlewis.com


December 3, 2012

Karen Rossotto, Esq.
U.S. Securities and Exchange COMmission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors Inner Circle Fund II File Nos. 33-50718 and 811-07102) (the "Registrant") -- Post-Effective Amendment No. 136 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 136 ") and Post-Effective Amendment No. 138 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 138")

Dear Ms. Rossotto:

This letter responds to 1) comments on Amendment No. 136, which you provided in a telephonic discussion with Brian London and me on November 1, 2012, and 2) comments on Amendment No. 138, which you provided in a telephonic discussion with Leon Salkin and me on November 13, 2012.

Amendment No. 136 was filed with the Securities and Exchange Commission (the "Commission") on September 19, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "1933 Act") for the purpose of adding two new series of the Registrant, the Frost Credit Fund (formerly named the Frost High Income Bond Fund) and the Frost Cinque Large Cap Buy-Write Equity Fund (each, a "Fund" and together, the "Funds"). Amendment No. 138 was filed with the Commission on September 28, 2012, pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of changing the name and principal investment strategy of one of the existing series of the Registrant, the Frost Mid Cap Equity Fund (formerly, the Frost LKCM Small-Mid Cap Equity Fund).

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 136 and Amendment No. 138. Unless otherwise noted, comments pertaining to a particular Fund apply to both the Class A prospectus and Institutional Class prospectus (each, a "Prospectus" and together, the "Prospectuses").



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I.   PROSPECTUS: FROST CREDIT FUND AND FROST CINQUE LARGE CAP BUY WRITE EQUITY
     FUND

A.   FROST CREDIT FUND

1. COMMENT: In light of the word "Income" in the Fund's name, consider revising the Fund's investment objective to seek income as a primary objective and capital appreciation as a secondary objective.

     RESPONSE: The Fund's name has been changed from the Frost High Income Bond Fund to the Frost Credit Fund. Since the word "Income" no longer appears in the Fund's name, the Fund's investment objective has not changed.

2. COMMENT: In light of the word "Bond" in the Fund's name, in the first sentence under the heading, "Principal Investment Strategies," please replace the term "fixed income securities" with "bonds."

     RESPONSE: The word "Bond" has been removed from the Fund's name.

3. COMMENT: Consider replacing the first sentence under the heading "Principal Investment Strategies" with the disclosure from the seventh non-fundamental investment strategy listed under the heading "Investment Limitations" in the SAI.

     RESPONSE: The first sentence under the heading "Principal Investment Strategies" has been revised as follows in connection with the change of the Fund's name:

     "Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in fixed income securities of U.S. and foreign corporate issuers, WHICH WILL INCLUDE CORPORATE BONDS AND MORTGAGE-BACKED AND OTHER ASSET-BACKED SECURITIES, and related instruments discussed below STRUCTURED NOTES WITH ECONOMIC CHARACTERISTICS SIMILAR TO FIXED INCOME SECURITIES."

4. COMMENT: In the third and fourth sentences under the heading, "Principal Investment Strategies," please replace the term "may" with "will."

     RESPONSE: We have made the requested change.

5. COMMENT: In the seventh sentence under the heading, "Principal Investment Strategies," replace the term "exposure" with "economic characteristics similar to" in order to track the language of the guidance provided by the staff of the Commission with respect to Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

     RESPONSE: This sentence has been removed from the Prospectus in light of the response to Comment 3 above. The requested change has been reflected, however, in the revised first sentence under the heading "Principal Investment Strategies" as indicated in the response to Comment 3 above.



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December 3, 2012
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6.   COMMENT: Under the heading, "Principal Investment Strategies," please confirm whether there are any limits on the percentage of Fund assets that may be invested in high yield fixed income securities, mortgage-backed securities or asset-backed securities. If so, please indicate the limits.

     RESPONSE: There are no limits on the percentage of Fund assets that may be invested in high yield fixed income securities, mortgage-backed securities or asset-backed securities.

7. COMMENT: Please disclose whether the market value or notional value of structured notes will be used to determine compliance with the Fund's 80% policy described in the "Principal Investment Strategies" section.

     RESPONSE: The Fund will typically count a structured note's market value (not notional value) towards compliance with the Fund's 80% policy.

8. COMMENT: Under the heading, "Principal Investment Strategies," please confirm whether the Fund has a principal investment strategy to invest in fixed income securities having a particular maturity or duration. If so, please indicate the maturity or duration parameters.

     RESPONSE: The Fund does not have a principal investment strategy to invest in fixed income securities having a particular maturity or duration.

9. COMMENT: Under the heading, "Principal Investment Strategies," please disclose the interest rate characteristics of the bonds in which the Fund will invest. Specifically, disclose whether the Fund will invest in bonds that pay interest that is fixed, floating or payable at maturity, or a combination thereof.

     RESPONSE: We have made the requested changes and have included a related risk disclosure.

10. COMMENT: Please revise the last sentence of the second paragraph under the heading, "Principal Investment Strategies," to be in plain English and explain supplementally how the Adviser's expectation that more than half of the Fund's returns will be derived from credit risk, rather than interest rate risk, is consistent with the Fund's investment objective.

     RESPONSE: The Prospectus has been revised to include the following sentence:

     "The Adviser expects that more than half of the Fund's returns will be derived from credit risk, rather than interest rate risk. GENERALLY, THE GREATER THE CREDIT RISK THAT A FIXED INCOME SECURITY PRESENTS, THE HIGHER THE INTEREST RATE THE ISSUER MUST PAY IN ORDER TO COMPENSATE INVESTORS FOR ASSUMING SUCH HIGHER RISK."




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     The Frost Credit Fund's investment objective is to provide total return, consisting of income and capital appreciation. The above disclosure is consistent with the Fund's investment objective because it relates to the income component of total return.

11. COMMENT: If the Fund will invest in callable bonds as a principal investment strategy, include a discussion of callable bonds under the heading "Principal Investment Strategies." Otherwise, delete the third paragraph under the heading "Principal Risks -- Interest Rate Risk."

     RESPONSE: The Fund will invest in callable bonds as a principal investment strategy. The Prospectus has been revised accordingly.

12. COMMENT: Under the heading "Principal Risks -- Interest Rate Risk," please confirm whether the Fund has an anticipated weighted average maturity. If so, please disclose the anticipated weighted average maturity.

     RESPONSE: The Fund does not have an anticipated weighted average maturity.

13. COMMENT: Please confirm whether structured notes are the only derivative instruments the Fund will purchase or sell.

     RESPONSE: Frost Investment Advisors, LLC (the "Adviser"), the Fund's investment adviser, has confirmed that structured notes are the only derivative instruments that the Fund will purchase or sell.

14. COMMENT: Confirm how the use of derivatives may expose the Fund to leverage.

     RESPONSE: The structured notes in which the Fund may invest do not involve the use of leverage.

15. COMMENT: Under the heading "Principal Risks," consider discussing in greater detail the risks associated with investing in asset-backed securities and mortgage-backed securities.

     RESPONSE: The "Asset-Backed and Mortgage-Backed Securities Risk" section under the heading, "Principal Risks," has been revised as follows:

     ASSET-BACKED AND MORTGAGE-BACKED SECURITIES RISK - Payment of principal and interest on asset-backed securities is dependent largely on the cash flows generated by the assets backing the securities, and asset-backed securities may not have the benefit of any security interest in the related assets, WHICH RAISES THE POSSIBILITY THAT RECOVERIES ON REPOSSESSED COLLATERAL MAY NOT BE AVAILABLE TO SUPPORT PAYMENTS ON THESE SECURITIES.




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     Asset-backed securities are also subject to the risk that underlying borrowers will be unable to meet their obligations. TO LESSEN THE EFFECT OF FAILURES BY OBLIGORS ON UNDERLYING ASSETS TO MAKE PAYMENTS, THE ENTITY ADMINISTERING THE POOL OF ASSETS MAY AGREE TO ENSURE THE RECEIPT OF PAYMENTS ON THE UNDERLYING POOL OCCURS IN A TIMELY FASHION ("LIQUIDITY PROTECTION"). IN ADDITION, ASSET-BACKED SECURITIES MAY OBTAIN INSURANCE, SUCH AS GUARANTEES, POLICIES OR LETTERS OF CREDIT OBTAINED BY THE ISSUER OR SPONSOR FROM THIRD PARTIES, FOR SOME OR ALL OF THE ASSETS IN THE POOL ("CREDIT SUPPORT"). DELINQUENCY OR LOSS MORE THAN THAT ANTICIPATED OR FAILURE OF THE CREDIT SUPPORT COULD ADVERSELY AFFECT THE RETURN ON AN INVESTMENT IN SUCH A SECURITY.

     Mortgage-backed securities are affected by, among other things, interest rate changes and the possibility of prepayment of the underlying mortgage loans. Mortgage-backed securities are also subject to the risk that underlying borrowers will be unable to meet their obligations. IN ADDITION, A VARIETY OF ECONOMIC, GEOGRAPHIC, SOCIAL AND OTHER FACTORS, SUCH AS THE SALE OF THE UNDERLYING PROPERTY, REFINANCING OR FORECLOSURE, CAN CAUSE INVESTORS TO REPAY THE LOANS UNDERLYING A MORTGAGE-BACKED SECURITY SOONER THAN EXPECTED. IF THE PREPAYMENT RATES INCREASE, THE FUND MAY HAVE TO REINVEST ITS PRINCIPAL AT A RATE OF INTEREST THAT IS LOWER THAN THE RATE ON EXISTING MORTGAGE-BACKED SECURITIES.

B.   FROST CINQUE LARGE CAP BUY-WRITE EQUITY FUND

16. COMMENT: Consider replacing the disclosure in the first sentence under the heading, "Principal Investment Strategies," with the disclosure from the eighth non-fundamental policy listed in the "Investment Limitations" section of the SAI.

     RESPONSE: This sentence has been revised as follows:

     Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of large-capitalization companies and related instruments described below, EXCHANGE TRADED FUNDS ("ETFS") DESIGNED TO TRACK THE PERFORMANCE OF LARGE CAPITALIZATION COMPANIES, AND OPTIONS ON SECURITIES OF LARGE CAPITALIZATION COMPANIES.

17. COMMENT: In the third sentence under the heading, "Principal Investment Strategies," please replace the term "may" with "will."

     RESPONSE: We have made the requested change.

18. COMMENT: Under the heading, "Principal Investment Strategies," please explain how ETFs are taken into account when determining compliance with the Fund's 80% policy and state what value is used for options in determining compliance with the Fund's 80% policy.




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December 3, 2012
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     RESPONSE: ETFs designed to track the performance of large capitalization companies are included as investments that satisfy the Fund's 80% policy. The Fund will typically count an option contract's market value (not notional value) towards compliance with the Fund's 80% policy.

19. COMMENT: Under the heading, "Principal Investment Strategies," please clarify what is meant by the term "buy-write." If a buy-write strategy is the primary options strategy that the Fund will use, provide disclosure that emphasizes the use of buy-writes over other options strategies.

     RESPONSE: The third sentence of the first paragraph under the heading "Principal Investment Strategies" has been revised, and a new fourth sentence has been added, each as follows:

     "The Fund primarily will invest in common stocks, but may WILL also invest in exchange traded funds ("ETFs") and buy or sell call and buy put options on AN a single asset, a market sector or an index it owns, also known as a "buy-write" strategy. THE FUND TO A LESSER EXTENT WILL ALSO BUY CALL AND PUT OPTIONS ON AN ASSET, A MARKET SECTOR OR AN INDEX."

20. COMMENT: Under the heading "Principal Investment Strategies," a market capitalization of $1 billion suggests a small- or mid-capitalization company. Please confirm the minimum market capitalization that the Sub-Adviser considers to qualify as a large- capitalization company for purposes of the Fund's principal investment strategy. If the Fund will invest in small- or mid-capitalization companies as a principal investment strategy, under the heading "Principal Risks -- Equity Risks," include disclosure regarding the risks associated with small- and mid-capitalization companies.

     RESPONSE: For purposes of the Fund's principal investment strategy, Cinque Partners LLC (the "Sub-Adviser"), the Fund's sub-adviser, considers large-capitalization companies to be those companies with market capitalizations of $5 billion or greater. It is expected that the weighted average market capitalization of the Fund's securities holdings will be similar to that of the S&P 500 Index. The Fund may invest up to 20% of its net assets in small- and mid-capitalization companies as a principal investment strategy, and therefore disclosure relating to investments in small- and mid-capitalization companies has been included under the headings "Principal Investment Strategies" and "Principal Risks."

21. COMMENT: Please restate the last sentence of the second paragraph under the heading "Principal Investment Strategies" in plain English.

     RESPONSE: The last sentence of the second paragraph under the heading "Principal Investment Strategies" has been revised to:




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December 3, 2012
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     "Cinque periodically reviews the companies in its investment universe in order to reevaluate whether or not the assumptions and tenets (price targets, balance sheet quality, operating trends, potential stock downside) of the original investment thesis still hold."

22. COMMENT: Under the heading "Principal Investment Strategies," please explain supplementally the relevance of economic sectors in the Sub-Adviser's securities selection process.

     RESPONSE: The Sub-Adviser has confirmed that it is appropriate to remove the word "economic" from the third sentence of the second paragraph under the heading "Principal Investment Strategies." That sentence has been revised to read:

     "The output of this model is then ranked within each sector of the S&P Composite 1500 Index universe."

     The Sub-Adviser's model considers securities across all sectors (I.E., broad levels of industry classifications) of the S&P Composite 1500 Index universe in order to determine which securities to purchase or sell for the Fund, consistent with its investment objective. The Sub-Adviser has determined that the S&P Composite 1500 Index is an appropriate index to use for its model because the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in large capitalization companies and may invest up to 20% of the its net assets, plus any borrowings for investment purposes, in small- and mid-capitalization companies.

23. COMMENT: Under the heading "Principal Investment Strategies," please provide the percentage of Fund assets expected to be invested in options.

     RESPONSE: We have made the requested change.

24. COMMENT: Please confirm whether investing in investment companies other than ETFs will be a principal investment strategy of the Fund. If investing in investment companies other than ETFs is not a principal investment strategy, please remove from the first paragraph under the heading "Principal Risks - Investments in Investment Companies and Other Pooled Vehicles" references to such other investment companies.

     RESPONSE: The Fund will not in invest in investment companies other than ETFs as a principal investment strategy. The Prospectus has been revised accordingly.

25. COMMENT: Please confirm whether the Fund's investment in option collars is a principal risk affecting shareholders' investments in the Fund. If so, please add disclosure regarding option collars under the heading "Principal Investment Strategies." If not, remove references to option collars from the disclosure under the heading "Principal Risks -- Derivatives Risks."




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     RESPONSE: The Fund will not use option collars as a principal investment strategy. The Prospectus has been revised accordingly.

26. COMMENT: Please confirm whether investing in securities of foreign companies is a principal risk affecting shareholders' investments in the Fund. If so, please add disclosure regarding investing in the securities of foreign companies under the heading "Principal Investment Strategies." If not, please remove the disclosure under the heading "Principal Risks -- Foreign Company Risk."

     RESPONSE: Investing in the securities of foreign companies is not a principal investment strategy of the Fund. The Prospectus has been revised accordingly.

27. COMMENT: If the Fund will invest in convertible securities, such securities must be immediately convertible in order to be included as investments that satisfy the Fund's 80% policy.

     RESPONSE: If the Fund invests in convertible securities, only those securities that are immediately convertible will be included as investments that satisfy the Fund's 80% policy.

28. COMMENT: Consider incorporating the fourth sentence under the heading, "Purchasing Put and Call Options" on page 21 of the SAI into the disclosure under the heading "Principal Risks -- Derivatives Risk" in the prospectus.

     RESPONSE: We have made the requested change.

C.   BOTH FUNDS

29. COMMENT: In the Class A Shares prospectus, please move the parenthetical in the second sentence under the heading "Fund Fees and Expenses" to the "Shareholder Fees" table as a footnote to the second row of the table.

     RESPONSE: We have made the requested change.

30. COMMENT: Under the heading "Principal Risks" for each Fund, please add disclosure regarding the risk of investing in newly created mutual funds.

     RESPONSE: We have made the requested change.

31. COMMENT: In the "Purchase and Sale of Fund Shares" section, please replace the term "sell" with "redeem."

     RESPONSE: The requested change has been made.




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32.  COMMENT: Under the heading, "More Information about Risk," disclose that only one Fund, and not each Fund, may be subject to the risks disclosed under such heading.

     RESPONSE: We have made the requested change.

33. COMMENT: Under the heading, "Investment Adviser," please clarify whether the Adviser has voluntarily agreed to a reduction of its advisory fee. If not, please revise the third paragraph of this section to reflect that the Adviser has agreed only to voluntarily reimburse expenses.

     RESPONSE: The Adviser has voluntarily agreed only to reimburse expenses. The third paragraph under the heading, "Investment Adviser," has been revised accordingly.

34. COMMENT: Move the heading "Additional Information" and the disclosure underneath such heading to directly above the heading "Portfolio Managers." Disclose the date of the semi-annual report to shareholders that will include the discussion regarding the basis of the Board's approval of the investment advisory agreement between the Board, on behalf of the Funds, and the Adviser and the sub-advisory agreement between the Adviser and the Sub-Adviser.

     RESPONSE: The requested change has been made.

35. COMMENT: Please confirm that the last sentence of the back cover will be in smaller font in the printed version of the Prospectus that is sent to shareholders.

     RESPONSE: The last sentence of the back cover will be in smaller font in the printed version of the Prospectus that is sent to shareholders.

36. COMMENT: To the extent applicable, please incorporate all corresponding comments above to the Institutional Class Shares prospectus.

     RESPONSE: Comments to the Class A Shares Prospectus have been incorporated into the Institutional Class Shares Prospectus to the extent they are applicable.

II.  PROSPECTUS: FROST MID CAP EQUITY FUND

1. COMMENT: In the "Principal Investment Strategies" section, please add ", plus any borrowings for investment purposes," after "at least 80% of its net assets."

     RESPONSE: We have made the requested change.

2. COMMENT: Please confirm that the Fund does not invest in small-capitalization companies or other investment companies as part of its principal investment strategy.




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     RESPONSE: Neither small-capitalization companies (i.e. those with market capitalizations of less than $2 billion) or other investment companies are currently part of the Fund's principal investment strategy.

3. COMMENT: If the Fund will invest in convertible securities, such securities must be immediately convertible in order to be included as investments that satisfy the Fund's 80% policy.

     RESPONSE: If the Fund invests in convertible securities, only those securities that are immediately convertible will be included as investments that satisfy the Fund's 80% policy.

4. COMMENT: Please explain why the Adviser's expense limitation for the Fund is not reflected in the "Fund Fees and Expenses" section.

     RESPONSE: The expense limitation is not reflected in the "Fund Fees and Expenses" section because it is voluntary and may continue less than one year from the effective date of the Fund's registration statement. For clarity, references to the expense limitation have been changed to "voluntary expense limitation."

5. COMMENT: Please include descriptions of preferred stocks, convertible securities, rights and warrants in the "Principal Investment Strategies" section.

     RESPONSE: The following paragraph has been added to the section:

          Preferred stocks are units of ownership in a company that normally have preference over common stock in the payment of dividends and the liquidation of the company. Convertible securities are securities that may be exchanged for, converted into, or exercised to acquire a predetermined number of shares of the company's common stock at the holder's option during a specified time period. A right is a privilege granted to existing shareholders of a company to subscribe to shares of a new issue of common stock before it is issued. Warrants are securities that are usually issued together with a debt security or preferred stock that give the holder the right to buy a proportionate amount of common stock at a specified price.

6. COMMENT: Please confirm supplementally whether additional purchases of equity securities of companies with total market capitalizations between $2 billion and $15 billion at the time of initial purchase, but not at the time of additional purchase, will be considered "equity securities of mid-capitalization companies" for purposes of the Fund's 80% policy.




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     RESPONSE: Such additional purchases will not be considered "equity securities of mid-capitalization companies" for purposes of the Fund's 80% policy, although the initial purchases of such securities will continue to be considered "equity securities of mid-capitalization companies" for purposes of the Fund's 80% test.

7.   COMMENT: Please remove "Foreign Company Risk" from the "Principal Risks"
     section if investing in foreign companies is not a principal investment strategy of the Fund.

     RESPONSE: We have removed the risk.

8. COMMENT: Please add risks relating to preferred stocks, convertible securities, rights and warrants in which the Fund may invest to the "Principal Risks" section.

     RESPONSE: The following risk paragraphs have been added to the section:

          CONVERTIBLE SECURITIES RISK. The value of a convertible security is influenced by changes in interest rates (with investment value declining as interest rates increase and increase as interest rates decline) and the credit standing of the issuer. The price of a convertible security will also normally vary in some proportion to changes in the price of the underlying common stock because of the conversion or exercise feature.

          PREFERRED STOCK RISK. Preferred stocks are sensitive to interest rate changes, and are also subject to equity risk, which is the risk that stock prices will fall over short or extended periods of time. The rights of preferred stocks on the distribution of a company's assets in the event of a liquidation are generally subordinate to the rights associated with a company's debt securities.

          RIGHTS AND WARRANTS RISK. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not executed prior to the right's or warrant's expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the subscribed security's market price such as when there is no movement in the level of the underlying security.

9. COMMENT: Please explain supplementally why Institutional Class Shares performance information is included in the Class A Shares prospectus.

     RESPONSE: As per Instruction 3(b) to Item 4 of Form N-1A, Institutional Class Shares performance information is included in the Class A Shares prospectus because Class A Shares were first offered on February 13, 2012 and do not yet have a full year of performance. The "Performance Information" section of the Class A Shares prospectus has been changed to clarify that only Institutional Class Shares data is presented.




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Page 12


10. COMMENT: In the "Performance Information" section of the Class A Shares prospectus, please address both sales loads and account fees in the sentence that reads: "The bar chart does not include sales charges that may have been paid when investors bought and sold Class A Shares of the Fund."

     RESPONSE: The sentence has been removed from the Prospectus in connection with Comment 38 above. We, nevertheless, respectfully decline to make the requested change to the "Performance Information" sections of the other funds in the multi-series Class A Shares prospectus because none of the funds charge account fees.

11. COMMENT: In the "Fund Fees and Expenses" section of the Class A Shares prospectus, please reference the information regarding sales charges provided in the statement of additional information.

     RESPONSE: The last sentence of the introductory paragraph of the section has been modified as follows:

     More information about these and other discounts is available from your financial professional, in the section "Sales Charges" on page XX of this prospectus AND IN THE FUND'S STATEMENT OF ADDITIONAL INFORMATION.

12. COMMENT: Please add ", in which case your distribution will be taxed when withdrawn from the tax-deferred account" to the end of the "Tax Information" section.

     RESPONSE: We have made the requested change.

13. COMMENT: In the "Purchase and Sale of Fund Shares" section of the Class A Shares prospectus, please clarify the minimum for subsequent investments.

     RESPONSE: The sentence that reads "There is no minimum for subsequent investments." has been deleted.

14. COMMENT: In the "More Information About Risk" Section, please remove the equity securities that are not part of the Frost Mid Cap Equity Fund's principal investment strategies from the "Equity Risk" paragraph.

     RESPONSE: The requested change has not been made because the paragraph is appropriate for the multi-series Prospectuses.




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15.  COMMENT: Please state in the "More Information About Fund Investments"
     section, if accurate, that shareholder notice is required to change the Fund's investment objective.

     RESPONSE: Shareholder notice is not required to change the Fund's investment objective.

16. COMMENT: Please move the first paragraph of the "Additional Information" section to the end of the "Investment Adviser" section.

     RESPONSE: We have made the requested change.

III. SAI:  FROST  CREDIT  FUND  AND FROST CINQUE LARGE CAP BUY WRITE EQUITY FUND

1. COMMENT: With respect to the Funds' fifth fundamental policy below, please note that the 1940 Act does permit or prohibit a mutual fund's investment in commodities or real estate. Please revise the Funds' fifth fundamental policy to clarify, in greater detail, the Funds' fundamental policy regarding investment in commodities or real estate.

     RESPONSE: The Trust respectfully submits that the Funds' fundamental policy with respect to investments in commodities and real estate is consistent with the 1940 Act and the fundamental policies disclosed by other registrants. However, in response to the staff's comment, the following disclosure has been added directly beneath the last paragraph under the heading "Investment Limitations":

     "The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:

     REAL ESTATE. The 1940 Act does not directly restrict an investment company's ability to invest in real estate, but does require that every investment company have a fundamental investment policy governing such investments. The Funds will not purchase or sell real estate, except that the Funds may purchase: (i) marketable securities issued by companies which own or invest in real estate (including real estate investment trusts).

     COMMODITIES. The 1940 Act does not directly restrict an investment company's ability to invest in commodities, but does require that every investment company have a fundamental investment policy governing such investments. The Funds will not purchase or sell physical commodities or commodities contracts, except that the Funds may purchase: (i) marketable securities issued by companies which own or invest in commodities or commodities contracts; and (ii) commodities contracts relating to financial instruments, such as financial futures contracts and options on such contracts."

2. COMMENT: With respect to the highlighted disclosure in the Funds' sixth fundamental policy below, disclose the circumstances under which the Funds may underwrite securities.




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December 3, 2012
Page 14


     "Underwrite securities issued by other persons, EXCEPT TO THE EXTENT PERMITTED UNDER THE 1940 ACT, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time."

     RESPONSE: The Funds do not intend to underwrite securities. However, in response to the staff's comment, the following disclosure has been added directly beneath the disclosure added in response to Comment 1 above:

     "UNDERWRITING. Under the 1940 Act, underwriting securities involves a fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. Under the 1940 Act, a diversified fund may not make any commitment as underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than 10% of the outstanding voting securities, exceeds 25% of the value of its total assets."

3. In the last sentence of the last paragraph under the heading, "Investment Limitations," please replace the phrase "as soon as reasonably practicable" with "within three days thereafter (not including Sundays and holidays)" pursuant to Section 18(f)(1) of the 1940 Act.

     RESPONSE: The requested change has been made.

4. COMMENT: Disclose under the heading, "The Adviser and Sub-Adviser - Advisory Agreement with the Trust," the date that the investment advisory agreement between the Board, on behalf of the Funds, and the Adviser was most recently approved by the Board.

     RESPONSE: The Trust respectfully declines to make the requested change. The date that the investment advisory agreement was most recently approved by the Board will be disclosed in the Funds' semi-annual report to shareholders in accordance with Item 27 of Form N-1A.

5. COMMENT: In the "Other Accounts" section under the heading "Portfolio Managers," please provide the most recent data available regarding other accounts managed by the Funds' portfolio managers. Please also confirm that none of the other accounts are subject to performance fees.

     RESPONSE: The Adviser and Sub-Adviser have confirmed that none of the other accounts are subject to performance fees, and related disclosure has been added to the SAI. The table has been updated with the most recently available data regarding the other accounts.




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December 3, 2012
Page 15


6. COMMENT: Under the heading, "Codes of Ethics," please disclose whether personnel subject to the codes are permitted to invest in securities that may be purchased or held by the Funds, pursuant to Item 17(e) of Form N-1A.

     RESPONSE: The requested change has been made.

IV.  SAI: FROST MID CAP EQUITY FUND


1. COMMENT: With respect to the highlighted disclosure in the Funds' fifth fundamental policy below, please note that the 1940 Act does not speak to real estate. Please clarify the Funds' fundamental policy regarding real estate.

     "Purchase or sell commodities or real estate, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time."

     RESPONSE: The following disclosure has been added to the end of the "Fundamental Policies" portion of the "Investment Limitations" section:

     The 1940 Act does not directly restrict an investment company's ability to invest in commodities and real estate, but does require that every investment company have a fundamental investment policy governing such investments.

2. COMMENT: With respect to the highlighted disclosure in the Funds' sixth fundamental policy below, disclose the circumstances under which the Funds may underwrite securities.

     "Underwrite securities issued by other persons, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time."

     RESPONSE: The following disclosure has been added to the end of the "Fundamental Policies" portion of the "Investment Limitations" section:

     Under the 1940 Act, underwriting securities involves a fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. Under the 1940 Act, a diversified fund may not make any commitment as underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers (other than investment companies) of which it owns more than 10% of the outstanding voting securities, exceeds 25% of the value of its total assets.

3. COMMENT: Please add ", plus any borrowings for investment purposes," after each instance of "at least 80% of its net assets" in the non-fundamental policies.

     RESPONSE: We have made the requested changes.

4. COMMENT: In the last sentence of the last paragraph under the heading, "Investment Limitations," please replace the phrase "as soon as reasonably practicable" with "within three days thereafter (not including Sundays and holidays)" pursuant to Section 18(f)(1) of the 1940 Act.

     RESPONSE: We have made the requested change.

5. COMMENT: In the "Portfolio Managers" section, please provide the most recent data available regarding other accounts managed by the portfolio managers as well as the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

     RESPONSE: We have made the requested changes.

6. COMMENT: In the LKCM "Conflicts of Interest" paragraph, please replace "differ from" with "are similar to" in the sentence that reads: "These accounts may have investment objectives, strategies and risk profiles that differ from that of the Fund."

     RESPONSE: We have made the requested change.

7. COMMENT: In the "Proxy Voting" section, please describe the procedures that the Fund uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.

     RESPONSE: The procedures are described in the Adviser's and Sub-Advisers' proxy voting policies and procedures, which are included as an appendix to the SAI.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.



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December 3, 2012
Page 16


As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.


Sincerely,

/S/ DAVID W. FREESE
------------------------
David W. Freese